Exhibit 99.5

ZenaTech’s ZenaDrone Subsidiary Initiates Process for Green UAS Certification for IQ Square Drone for Land Survey, Bridge Inspections, and Other US Defense Applications

Vancouver, British Columbia, (February 11, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that its subsidiary ZenaDrone has commenced work towards a Green UAS (Unmanned Aerial System) certification for its IQ Square drone for applications including land survey, bridge inspections and other infrastructure inspections for use by US Defense agencies. The ZenaDrone team has commenced a review and assessment of its cybersecurity practices, standards compliance, product security, and supply chain documentation to prepare for this certification.

“Having Green UAS certification enhances our credibility by ensuring compliance with cybersecurity and supply chain security standards, which are essential for accessing government and other public sector contracts. This is the most important steppingstone toward qualifying for the Blue UAS certification to sell directly to US defense branches. The certification will also make the IQ Square drone more attractive to the commercial sector buyers looking for a secure and trusted drone solution,” said CEO Shaun Passley, Ph.D.

In military and defense applications, drones enhance infrastructure inspection by providing rapid, real-time surveillance of critical assets such as bridges, roads, power stations, and military bases, especially in hazardous or remote environments. They improve safety by reducing the need for personnel to operate in dangerous areas, while their advanced imaging technologies, including LiDAR and thermal sensors, enable early detection of structural weaknesses and potential threats. Drones can also map large areas quickly supporting mission planning, logistics, and national security efforts.

The ZenaDrone IQ Square is an advanced AI-powered drone designed for land surveys and for various types of inspections and reconnaissance missions required in defense applications. Equipped with state-of-the-art cameras and sensors, the IQ Square offers a flight time of approximately 20 minutes and can carry a payload of up to 7 kilograms. With a footprint of 41X41 inches, the VTOL (Vertical Takeoff and Landing), the drone features retractable landing gear for enhanced functionality and adaptability. It is equipped with the capability to autonomously land on a charging station, where it will automatically recharge its batteries.

ZenaDrone previously completed two paid trials using its drone products with the US Air Force and the US Navy Reserve for logistics and transportation applications carrying critical cargo, such as blood, in the field. ZenaTech previously announced that ZenaDrone’s supply chain will be NDAA (National Defense Authorization Act) compliant through manufacturing its component parts and cameras at its Spider Vision Sensors company established in Taiwan, and it plans to manufacture its US DoD-destined drones at ZenaDrone’s manufacturing facility in Arizona.

ZenaDrone joined the Association for Uncrewed Vehicle Systems International (AUVSI) as a member last June. This organization administers the Green UAS program and is the world’s largest nonprofit organization dedicated to advancing autonomous and uncrewed systems across air, ground, and maritime domains.

Green UAS certification is required for drone companies that want to sell to government agencies, law enforcement, first responders, and commercial enterprises in the United States that need to ensure a high level of security and NDAA compliance. Green UAS certification validates corporate cyber hygiene, product security, supply chain risk management, and remote operations security. It also serves as a pathway to Blue UAS certification to enter the US defense market to sell directly to the Department of Defense (DoD) and other defense-related agencies. The Green UAS certification process may take several weeks to months, depending on the company's cybersecurity readiness and supply chain compliance, before applying.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.